                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          CIRCOR INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)

                         COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  17273K 10 9
          -----------------------------------------------------------
                                (CUSIP number)

                               Timothy P. Horne
                          c/o Watts Industries, Inc.
                              815 Chestnut Street
                         North Andover, MA 01845-6098
                                (978) 688-1811
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               October 18, 1999
          -----------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      (Continued on the following pages)

                             (Page 1 of 15 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                    PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Timothy P. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,955,391
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,433,381
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,398,140
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,955,391
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                   PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George B. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,062,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,062,330
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                    PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel W. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          667,920
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      667,920
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                    PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deborah Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          667,920
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      667,920
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                    PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Judith Rae Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          103,870
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      103,870
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 17273K 10 9                                    PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tara V. Horne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,890
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          11,890
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      46,990
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 8 of 15 pages

Item 1.   Security and Issuer.
          -------------------

          The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2.   Identity and Background.
          -----------------------

                  (a) This statement is being filed by the following persons: Timothy P. Horne, George B. Horne, Daniel W. Horne, Deborah Horne, Judith Rae Horne and Tara V. Horne, collectively referred to as the "Reporting Persons."

                  (b)  and (c)

                  Mr. Timothy P. Horne is the Chairman of the Board and Chief Executive Officer of Watts Industries, Inc. which is principally engaged in the valve manufacturing business and his business address is 815 Chestnut Street, North Andover, Massachusetts 01845.

                  Mr. George B. Horne is retired.

                  Mr. Daniel W. Horne is the owner and operator of an antiques dealership and his business address is P.O. Box 427, Topsfield, Massachusetts 01983.

                  Ms. Deborah Horne operates a ranch and her business address is HCR #73, Rte. 1 Box 113, Twist, Washington 98856.

                  Ms. Judith Rae Horne is a licensed psychologist and her principal address is 94 Porter Road, Andover, Massachusetts 01810.

                  Ms. Tara V. Horne is in the desktop publishing business and her principal address is P.O. Box 2404, Nantucket, Massachusetts 02584.

          (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The CIRCOR International, Inc. shares were acquired by the Reporting Persons in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

Item 4.   Purpose of Transaction.
          ----------------------

          Each of the Reporting Persons acquired shares of the issuer as a result of being shareholders of Watts Industries, Inc. on the distribution record date of October 6, 1999, in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. (see Item 3 above). Mr. Timothy P. Horne is a director of the issuer and may receive securities, or options to purchase securities, of the issuer from time to time.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) - (b)

                                                              Page 9 of 15 pages

Timothy P. Horne
----------------

     Amount Beneficially Owned:

     Timothy P. Horne is the beneficial owner of 3,955,391 shares of common
stock of the issuer.   This amount includes (i) 1,406,981 shares of common stock
beneficially owned by Timothy P. Horne individually, (ii) 667,920 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Timothy P. Horne's brother, for which Timothy P. Horne serves as sole trustee,
(iii) 667,920 shares beneficially owned by a revocable trust for the benefit of Deborah Horne, Timothy P. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,062,300 shares held for the benefit of George B. Horne, Timothy P. Horne's father, under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees, (v) 20,000 shares owned by Tara V. Horne, Timothy P. Horne's daughter, (vi) 103,870 shares held by Judith Rae Horne, Timothy P. Horne's wife, as trustee and custodian for Timothy P. Horne's daughter, Tiffany Rae Horne, and (vii) 11,300 and 15,100 shares held for the benefit of Tiffany Rae Horne and Tara V. Horne, respectively, under irrevocable trusts for which Mr. Horne serves as trustee, respectively.

     1,375,610 of the shares in clause (i) and all of the shares noted in clauses (ii) through (vii) (3,924,020 shares in the aggregate) are held in the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as trustee.

     Amount Beneficially Owned: 3,955,391

     Percentage of Class: 29.9%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: 3,955,391

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: 1,433,381

          Shared power to dispose or to direct the disposition of: 2,398,140

                                                             Page 10 of 15 pages

George B. Horne
---------------

     Amount Beneficially Owned:

     George B. Horne is the beneficial owner of 1,062,300 shares of common stock of the issuer. George B. Horne's beneficial ownership consists of 1,062,300 shares held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. All of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

     Amount Beneficially Owned: 1,062,300

     Percentage of Class: 8.03%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: None

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: None

          Shared power to dispose or to direct the disposition of: 1,062,300


Daniel W. Horne
---------------

     Amount Beneficially Owned:

     Daniel W. Horne is the beneficial owner of 667,920 shares of common stock of the issuer. Daniel W. Horne's beneficial ownership consists of 667,920 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee. All of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

     Amount Beneficially Owned: 667,920

     Percentage of Class: 5.05%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: None

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: None

          Shared power to dispose or to direct the disposition of: 667,920

                                                             Page 11 of 15 pages

Deborah Horne
-------------

     Amount Beneficially Owned:

     Deborah Horne is the beneficial owner of 667,920 shares of common stock of the issuer. Deborah Horne's beneficial ownership consists of 667,920 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee. All of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

     Amount Beneficially Owned: 667,920

     Percentage of Class: 5.05%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: None

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: None

          Shared power to dispose or to direct the disposition of: 667,920


     Judith Rae Horne
     ----------------

     Amount Beneficially Owned:

     Judith Rae Horne is the beneficial owner of 103,870 shares of common stock of the issuer. Judith Rae Horne's beneficial ownership consists of 103,870 shares held in a trust and custodial account for the benefit of Tiffany Rae Horne, Judith Rae Horne and Timothy P. Horne's daughter, of which Judith Rae Horne serves as sole trustee and custodian. All of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

     Amount Beneficially Owned: 103,870

     Percentage of Class: 0.79%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: None

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: None

          Shared power to dispose or to direct the disposition of: 103,870

                                                             Page 12 of 15 pages

     Tara V. Horne
     -------------

     Amount Beneficially owned:

     Tara V. Horne is the beneficial owner of 46,900 shares of common stock of the issuer. Tara V. Horne's beneficial ownership consists of 31,890 shares owned by Tara V. Horne, individually, and 15,100 shares held for the benefit of Tara V. Horne in an irrevocable trust for which Timothy P. Horne, Tara V. Horne's father, serves as trustee. 35,100 of such shares are subject to the 1997 Voting Trust (as defined in Item 6 below) for which Timothy P. Horne serves as sole trustee.

     Amount Beneficially Owned: 46,990

     Percentage of Class: 0.36%

     Number of shares as to which such person has:

          Sole power to vote or to direct the vote: 11,890

          Shared power to vote or to direct the vote: None

          Sole power to dispose or to direct the disposition of: 11,890

          Shared power to dispose or to direct the disposition of: 20,000


     (c) Only one transaction involving the common stock of the issuer beneficially owned by the Reporting Persons was effected during the past sixty days and a description is set forth below:

     The Reporting Persons acquired the shares of the issuer in a one-for-two pro-rata distribution to the shareholders of Watts Industries, Inc. completed on October 18, 1999.

     (d)  Ownership on Behalf of Another Person

     Timothy P. Horne
     ----------------

       George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,062,300 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.


       Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 677,920 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

       Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 677,920 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

       Tara V. Horne, Timothy P. Horne's daughter, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 20,000 shares which she holds individually and 15,100 shares held for her benefit under an irrevocable trust for which Timothy P. Horne serves as trustee.

       Judith Rae Horne, Timothy P. Horne's wife, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 103,870 shares held for the benefit of

                                                             Page 13 of 15 pages

      Tiffany Rae Horne, Timothy P. Horne's daughter, under a trust and custodial account for which Judith Rae Horne serves as sole trustee and custodian, respectively.

      George B. Horne
      ---------------

      Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,062,300 shares held in such trust.

      Daniel W. Horne
      ---------------

      Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 667,920 shares held in such trust.

      Deborah Horne
      -------------

      Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 667,920 shares held in such trust. The trustee's consent is required to revoke such trust.

      Judith Rae Horne
      ----------------

      Judith Rae Horne has the power, as the custodian and trustee of a trust and custodial account for the benefit of Tiffany Rae Horne and subject to the limitations of such trust and custodial account, to direct the receipt of dividends from, or the proceeds from the sale of, 103,870 shares held in such trust and custodial account.

      Tara V. Horne
      -------------

      Not Applicable

      (e)  Not applicable.

                                                             Page 14 of 15 pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Timothy P. Horne serves as the trustee for the Amended and Restated George B. Horne Voting Trust Agreement -- 1997 (the "1997 Voting Trust"). 1,375,610 shares of common stock held by Timothy P. Horne, individually, all shares of common stock held by trusts for the benefit of George B. Horne, Daniel
W. Horne, Deborah Horne and Tara V. Horne, Timothy P. Horne's daughter, all of the shares of common stock held by Judith Rae Horne, as custodian and trustee for her daughter, and all of the shares of common stock held by Tara V. Horne (3,924,020 shares in the aggregate) are subject to the terms of the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust is required for the removal of any shares from the 1997 Voting Trust.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following documents are filed as exhibits to this Schedule 13D:

          Exhibit 9.1 The Amended and Restated George B. Horne Voting Trust Agreement--1997 dated as of September 14, 1999 (incorporated by reference to Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 as filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961)).

          Exhibit 10.1 Powers of Attorney, dated as of October 28, 1999, by and between Timothy P. Horne and Thomas J. White, as Attorneys in Fact and the Reporting Persons, filed herewith as Exhibit 10.1.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 28, 1999             /s/ Timothy P. Horne
                                    ---------------------------------------
                                    Timothy P. Horne


                                    /s/ Thomas J. White
                                    ---------------------------------------
                                    *George B. Horne


                                    /s/ Thomas J. White
                                    ---------------------------------------
                                    *Daniel W. Horne


                                    /s/ Kenneth J. McAvoy
                                    ---------------------------------------
                                    **Deborah Horne


                                    /s/ Thomas J. White
                                    ---------------------------------------
                                    *Judith Rae Horne


                                    /s/ Thomas J. White
                                    ---------------------------------------
                                    *Tara V. Horne



*  By Thomas J. White, Attorney in Fact pursuant to Powers of Attorney filed as
   Exhibit 10.1 to this Schedule 13D filed with the Securities and Exchange Commission on October 28, 1999.
** By Kenneth J. McAvoy, Attorney in Fact pursuant to a Power of Attorney filed as Exhibit 6 to Amendment No. 5 to Schedule 13G filed with the Securities and Exchange Commission on February 12, 1992 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated herein by reference.